Exhibit 21.1

CarMax, Inc.

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation or Organization

CarMax Auto Superstores, Inc.	Virginia

CarMax Auto Superstores West Coast, Inc.	California

CarMax Auto Superstores California, LLC	California

CarMax Auto Superstores Services, Inc.	Virginia

CarMax Business Services, LLC	Delaware

Glen Allen Insurance, Ltd.	Bermuda